Exhibit 11

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED BECAUSE SUCH PORTIONS ARE BOTH NOT MATERIAL AND CONTAIN PERSONAL INFORMATION. THE OMISSIONS HAVE BEEN INDICATED BY ASTERISKS (“[***]”)

PRIVATE & CONFIDENTIAL

EXECUTION

23 March 2025

OSN STREAMING HOLDING LIMITED

and

DPLAY ENTERTAINMENT LIMITED

and

DISCOVERY COMMUNICATIONS, LLC

AGREEMENT
FOR THE SALE AND PURCHASE OF SHARES IN

OSN STREAMING LIMITED

CONTENTS

Page

1.	Interpretation	4
2.	Sale and Purchase	17
3.	Consideration	18
4.	Conduct of Business Prior to First Completion	18
5.	Conditions Precedent to First Completion	19
6.	Completions	22
7.	New Issues of Securities	25
8.	Warranties	28
9.	Limitations on Liability	28
10.	Confidentiality and Announcements	28
11.	Tax Matters	30
12.	Costs and Expenses	30
13.	Further Assurance	30
14.	Assignment	30
15.	Payment	31
16.	Purchaser’s payment guarantee	32
17.	Notices	32
18.	Invalidity	33
19.	Entire Agreement	34
20.	Variation	34
21.	No Waiver	34
22.	Third Party Rights	34
23.	Counterparts	35
24.	Governing Law and Submission to Jurisdiction	35

Agreed Form

Option Agreement

Shareholders’ Agreement

This Agreement (the “Agreement”) is dated 23 March 2025

Between:

(1)	OSN STREAMING HOLDING LIMITED, a company limited by shares incorporated under the laws of the Dubai International Financial Centre (registered number: 7996) with its registered address at Unit IH-00-01-01-OF-01, Level 1, Innovation Hub, Dubai International Financial Centre, Dubai, United Arab Emirates (the “Seller”);

(2)	DPLAY ENTERTAINMENT LIMITED, a company incorporated and existing under the laws of England and Wales (registered number: 09615785) with its registered address at Chiswick Park Building 2, 566 Chiswick High Road, London, England, W4 5YB (the “Purchaser”, which expression shall include any successor whether through merger, reconstruction or otherwise); and

(3)	DISCOVERY COMMUNICATIONS, LLC, a company incorporated and existing under the laws of Delaware with is registered address at 230 Park Avenue South, New York NY 10003 (the “Purchaser Guarantor”).

Whereas:

(A)	The Seller is, at the date of this Agreement, the beneficial and legal owner of the entire issued share capital of the Company.

(B)	The Seller has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Seller, the First Tranche Sale Shares, the Second Tranche Sale Shares and the Third Tranche Sale Shares on and subject to the terms of this Agreement.

(C)	The Purchaser Guarantor has agreed to guarantee the payment obligations of the Purchaser under this Agreement.

It is Agreed:

1.	Interpretation

1.1	In this Agreement:

“Accelerated Issue” has the meaning given to it in Clause 7.2;

“Action” means any prosecution, enforcement action, alternative dispute resolution proceedings or processes, litigation, arbitration, investigation, action or other proceedings or settlement of any proceedings, in each case with or by any Governmental Authority (including any Competition Authority);

“Affiliate” means:

(a)	in relation to any person that is an undertaking, a person that directly, or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the person specified; provided that:

(i)	no person other than Panther Media Group Limited and its direct and indirect subsidiary undertakings shall be deemed an Affiliate of the Seller; and

(ii)	no person other than Warner Bros. Discovery, Inc. and its direct and indirect subsidiary undertakings shall be deemed an Affiliate of the Purchaser; and

(b)	in relation to any person that is an individual, any spouse, civil partner, co-habitee, grandparents (and the grandparents of the spouse, civil partner or co-habitee) and all lineal descendants by blood or adoption of those grandparents, and any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is the settlor;

“AML Laws” means all Applicable Laws concerning anti-money laundering, financial record keeping, anti-fraud or anti-terrorist financing;

“Anghami” means Anghami Inc., a Cayman Islands exempted company with registration number 372207, whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands;

“Anghami Accounts” means the audited consolidated statements of financial position of the Anghami Group for the financial year ending on the Anghami Accounts Date;

“Anghami Accounts Date” means 31 December 2023;

“Anghami Employee Equity Plan” means the Anghami Long-Term Incentive Plan, disclosed in the Data Room at 08.01.18;

“Anghami Group” means Anghami and any direct or indirect subsidiary of Anghami from time to time and references to “Anghami Group Company” and “member of the Anghami Group” shall be construed accordingly;

“Anghami Management Accounts” means the unaudited, consolidated financial accounts (comprising the balance sheet, cash flow statement and the profit and loss statement) of Anghami for the period between 30 April 2024 and 31 January 2025 as disclosed in the Data Room Information;

“Anghami Shares” means the 36,985,507 ordinary shares, par value US$ 0.0001 per share, of Anghami held by the Company as at the date of this Agreement and such other additional ordinary shares of Anghami acquired by, or issued to, the Company from time to time;

“Anti-Corruption Laws” means all Applicable Laws concerning or relating to anti-bribery, anti-corruption and anti-kickback matters in the public or private sector, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, or any similar Applicable Laws;

“Applicable Law” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction;

“Auditors” mean the auditors of the Group from time to time;

“Business Day” means a day on which banks are open for general, commercial banking business in Dubai, United Arab Emirates and London, England (excluding Saturdays, Sundays and public holidays);

“Call Option Completion Date” means completion of the option contemplated to be granted to the Purchaser under the Option Agreement to purchase Shares held by the Seller, on the terms to be set out in the Option Agreement;

“Call Option Lapse Date” means 30 June 2028;

“Claim” means any and all claims, proceedings, suits or actions against the Seller arising out of or in connection with this Agreement or any Transaction Document;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” means OSN Streaming Limited, a Cayman Islands exempted company with registration number 404857, whose registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands;

“Company Management Accounts” means the unaudited, standalone balance sheet of the Company as at 31 December 2024 and the profit and loss statement of the Company for the period between 16 November 2023 to 31 December 2024 as disclosed in the Data Room Information;

“Competition Authority” means any Governmental Authority or other competition or antitrust body or other authority, in any Relevant Jurisdiction, which is responsible for applying merger control or other competition or antitrust legislation in such jurisdiction;

“Compliance Measures” means any law, regulation, code of practice or requirement of a regulatory authority or any policy, advice or guideline of any regulatory authority, industry body or association, or any measures required to undertake any merger control analysis, including in each case in relation to anti-bribery or anti-corruption, competition, anti-money laundering or sanctions;

“Conditions” means the conditions precedent set forth in Clause 5;

“Consideration” means the sum of the First Completion Consideration, the Second Completion Consideration and the Third Completion Consideration;

“Control” means, from time to time:

(a)	in the case of a body corporate, the right to exercise (directly or indirectly) more than 50%, of the votes exercisable at any meeting of the shareholders or members of that body corporate, together with the right to appoint more than half of its directors;

(b)	in the case of a partnership or limited partnership, the right to exercise (directly or indirectly) more than 50% of the votes exercisable at any meeting of partners of that partnership or limited partnership (and, in the case of a limited partnership, Control of each of its general partners); and

(c)	in the case of any other person the right to exercise a majority of the voting rights in respect of or otherwise to control that person, whether by virtue of provisions contained in its memorandum or articles of association or, as the case may be, certificate of incorporation or bye-laws, statutes or other constitutional documents or any contract or arrangement with any other persons;

“Convertible Note Purchase Agreement” means the convertible note purchase agreement entered into on 16 December 2024 between the Company and Anghami, as amended from time to time;

“Data Protection Authority” means any Governmental Authority responsible for the enforcement of Data Protection Law;

“Data Protection Law” means all Applicable Laws and all guidelines and codes of practice (in each case which are mandatory and legally binding) issued by a competent Data Protection Authority concerning the protection and/or processing of personal data or e-privacy (including laws concerning electronic marketing and use of cookies and similar tracking technologies);

“Data Room” means the virtual data room titled ‘Penguin VDR 2025’, operated by Ansarada as at 11.59 pm on 19 March 2025;

“Data Room Information” means the contents of the Data Room as detailed in the index of the Data Room in the agreed form;

“Debt Finance” means, without double counting, all loans (whether or not they bear interest), financing liabilities or obligations or other indebtedness of the Company and Anghami and, from time to time, any further facilities of the Company and Anghami for the funding of any future acquisitions, repayment of or refinancing of third party debt and capital expenditure and working capital;

“Debt Securities” means any shares that carry a fixed return on profits, capital or otherwise and/or any other debt or debt-like security or rights convertible into or exercisable or exchangeable for debt or debt-like securities of any class or series of loan capital (or which are convertible into or exercisable or exchangeable for any security which is, in turn, convertible into or exercisable or exchangeable for debt or debt-like securities of any class or series of loan capital) issued by the Company from time to time, in each case, having the rights and being subject to the restrictions set out in this Agreement and the relevant instrument constituting such securities, but excluding any Debt Finance;

“Delegation of Authority” means the delegation of authority of Anghami adopted in the agreed form (which, for these purposes, shall mean reflecting such amendments as are necessary to give effect to (i) the matters set out in clause 6 (Conduct of Business) and schedule 3 (Conduct of Business) of the Shareholders' Agreement, and (ii) all consultation rights of the Purchaser pursuant to the Shareholders' Agreement) on or about First Completion;

“Disclosed” means fairly disclosed in the Disclosure Documents with sufficient detail to enable a reasonable third party purchaser to identify and make a reasonably informed assessment of the nature and scope of the matter;

“Disclosed Convertible Instruments” means:

(a)	the Convertible Note Purchase Agreement;

(b)	the warrants to purchase shares in Anghami which are Disclosed, including for the avoidance of doubt:

(i)	10,000,000 public warrants to purchase Anghami shares at an exercise price of $11.50 per share, expiring 3 February 2027;

(ii)	720,000 private placement warrants (publicly traded) to purchase Anghami shares at an exercise price of $11.50 per share, expiring 3 February 2027;

(iii)	152,800 service warrants (publicly traded) to purchase Anghami shares at an exercise price of $11.50 per share, expiring 3 February 2027;

(iv)	13,426,246 public warrants to purchase Anghami shares at an exercise price of $11.50 per share, issued to the Company pursuant to the warrant agreement dated April 1, 2024, by and between Anghami and the Company;

(v)	276,228 private warrants delivered to, but not countersigned by, Sal & Co Management LP to purchase 276,228 Anghami shares at an exercise price of $10 per share, expiring February 15, 2030; and

(vi)	39,461 private warrants delivered to, but not countersigned by, Karim Kharbouch to purchase 39,461 Anghami shares at $10 per share, expiring February 15, 2030.

“Disclosure Documents” means the Disclosure Letter, the documents attached thereto as listed in the schedule annexed to the Disclosure Letter and the Data Room Information;

“Disclosure Letter” means the letter from the Seller to the Purchaser disclosing certain matters relating to certain of the Seller Business Warranties and Seller Tax Warranties dated on or about the date of this Agreement including the contents of the schedules thereto, disclosing matters that are exceptions to the Seller Business Warranties and Seller Tax Warranties, for which the Purchaser has acknowledged receipt;

“Encumbrance” means any mortgage, pledge, charge (whether fixed or floating), lien, mortgage, debenture, hypothecation, security interest, pre-emption right, option, claim, equitable right, power of sale, pledge, retention of title, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Financial Indebtedness” means all amounts due and payable but unpaid under any interest and non-interest bearing loan (including any loan facility) agreements, overdrafts, bonds, notes, credit card facilities, letters of credit, factoring arrangements, other debt securities and similar instruments;

“First Completion” means completion of the sale and purchase of the First Tranche Sale Shares in accordance with the terms of this Agreement;

“First Completion Consideration” shall have the meaning set forth in Clause 3.1;

“First Completion Date” shall have the meaning set forth in Clause 6.1;

“First Tranche Sale Shares” means 1,900,118 Ordinary Shares representing 11.28% of the Company's issued share capital (on a fully diluted basis) as at the date of this Agreement;

“Further Postponed Completion Date” shall have the meaning set forth in Clause 6.4(b)(ii);

“Government Official” means:

(a)	any employee or officer of, or other person acting in an official capacity for any government or department, agency or any government-controlled or government-owned entity, an international non-governmental organization, or a royal family;

(b)	a political party or official thereof; or

(c)	any candidate for political office;

“Governmental Authority” means any supranational, national, state, municipal or local government (including any subdivision, court, administrative agency or commission, stock or securities exchange, self-regulatory organisation, Tax or other fiscal or revenue authority, official or body or other governmental or regulatory body) or any other supranational, intergovernmental, quasi-governmental authority, body, department or organisation, including the European Union, or any regulatory body appointed by any of the foregoing in each case, in any jurisdiction;

“Group” means the Company and any direct or indirect subsidiary of the Company from time to time and references to “Group Company” shall be construed accordingly;

“ICC” means the International Chamber of Commerce;

“ICC Expert Rules” means the ICC rules relating to experts and neutrals published on 28 December 2016, as amended;

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, consistently applied;

“Independent Expert” means a mutually agreeable independent and reputable firm of international standing selected amongst one of the largest 4 (four) internationally recognised audit firms, or one of the top ten (10) valuation or investment banking firms advising internationally on media deals during the calendar year ending prior the date of the Pre-Emption Notice, in each case that:

(a)	has had no material business relationship (whether directly or through any of its Affiliates) with any Party or their respective Affiliates in the twenty-four (24) months prior to its selection;

(b)	is not, directly or through any of its Affiliates, in then-current discussions with any Party or any of their respective Affiliates regarding a proposed future engagement; and

(c)	has no other conflict of interest or financial interest in the proposed transaction,

and, failing mutual agreement between the Parties within ten (10) Business Days, the Independent Expert shall be appointed by the ICC in accordance with the ICC Expert Rules;

“Intellectual Property Rights” means:

(a)	copyright, patents, database rights and rights in trade marks, designs, know-how and confidential information (whether registered or unregistered);

(b)	applications for registration, and rights to apply for registration, of any of the foregoing rights; and

(c)	all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

"Issue Floor" shall have the meaning set forth in Clause 7.1(b)(iii);

“Key Employees” means Elias Habib and Laura Herbin and “Key Employee” means any of them;

“Longstop Date” means the date falling 12 months from the date of this Agreement;

“Losses” means any and all losses, external costs, liabilities, fines, charges, damages, penalties, interest, external legal and other professional costs, external fees and expenses (in each case limited to those that are reasonable, proportionate and properly incurred) (including, but not limited to, any award of costs which may be made against the party suffering the Loss) or Taxes in respect thereof;

“Material Contract” means:

(a)	the content licence agreement between Gulf DTH FZ-LLC and Anghami FZ LLC dated 1 April 2024;

(b)	the assignment agreement between Gulf DTH FZ-LLC and Anghami FZ LLC dated 1 April 2024;

(c)	any contract or arrangement between a Group Company and one of the top 5 customers to OSN+ based on business-to-business distribution revenues generated in the financial year ending 31 December 2024;

(d)	any contract or arrangement between a Group Company and one of the top 5 customers to Anghami based on business-to-business revenues generated in the financial year ending 31 December 2024;

(e)	any contract or arrangement between a Group Company and one of the Group's top 5 music content suppliers based on costs paid for the financial year ending 31 December 2024;

(f)	any contract or arrangement between a Group Company and one of the Group's top 2 non-program suppliers based on costs paid for the financial year ending 31 December 2024;

(g)	to the extent not included limbs (a) to (f), (h) or (i) of this definition, all (i) licenses and other agreements relating to any Intellectual Property Rights, and (ii) agreements relating to the Systems, in each case to which any Group Company is a party and which is material to the conduct of the Group’s business, taken as a whole;

(h)	the agreement between Gulf DTH FZ LLC and Optimum Media Direction FZ LLC dated 18 February 2021, as novated from Gulf DTH FZ LLC to Anghami FZ LLC and amended pursuant to the novation and first amendment agreement with an effective date of 1 April 2024; and

(i)	the agreement between Anghami FZ LLC and Digital Media Services FZ LLC dated 29 April 2020 with an effective date of 1 January 2020,

in each case together with any amendments, supplements or replacements to the same from time to time;

“Minority Buyout” means the acquisition by the Company (directly or indirectly) of 100% of the issued ordinary shares of Anghami, together with all rights to subscribe for, or to convert securities into, the ordinary shares of Anghami;

“Music Business” means: (1) the online music streaming service known as “Anghami” owned and operated by the Anghami Group and which, via technical resource and Intellectual Property Rights (including a platform recommendation engine) shared with the OSN+ video streaming business, allows users to stream a range of music and podcasts over the internet to internet-connected devices; and (2) the events and production businesses that are operated by the Anghami Group;

“Music Business Carve-Out” means a carve-out of the Music Business from the Anghami Group;

“New Articles” means the memorandum and articles of association of the Company to be adopted by special resolution on or about the First Completion Date;

“New Issue” means an issue of Securities pursuant to Clause 7;

“New Issue Option” shall have the meaning set forth in Clause 7.3(a);

“New Securities” shall have the meaning set forth in Clause 7.1;

“Option Agreement” means the option agreement in the agreed form to be entered into at First Completion between the Seller, the Purchaser and the Purchaser Guarantor;

“Ordinary Shares” means the ordinary shares of US$ 0.001 par value each in the capital of the Company in issue from time to time;

“OSN” means Panther Media Group, trading as OSN, a private company incorporated in the Dubai International Financial Centre under the registration number 0864 with its registered address being Unit IH-00-01-01-OF-01 Level 1, IH-00-01-CP-05, Dubai International Financial Centre, Dubai, United Arab Emirates;

“Parties” means the parties to this Agreement and “Party” means any of them;

“Permitted Encumbrance” means: (i) Encumbrances for Tax, assessments and charges or levies of any Governmental Authority not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (ii) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens arising or incurred in the ordinary course relating to obligations as to which there is no default on the part of any Party or any of its Affiliates or the validity or amount of which is being contested in good faith by appropriate proceeding and for which adequate reserves have been established in accordance with IFRS, (iii) pledges incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; and (iv) in respect of real property: (A) easements, licenses, covenants, rights of way and other similar restrictions; (B) any conditions which may be shown by survey or title report of any such real property; (C) zoning, building and other similar restrictions; and (D) environmental restrictions and regulations, in each case, that do not, individually or in the aggregate, interfere with the current use of or occupancy of the affected real property in any material respect;

“Person” means any individual, corporation, limited liability company, company, voluntary association, partnership, joint venture, trust, vessel, or other enterprise or unincorporated organization or entity;

“Postponed Completion Date” shall have the meaning set forth in Clause 6.4(a);

“Pre-Emption Notice” shall have the meaning set forth in Clause 7.1;

“Pro-Rata Portion” means a proportion calculated by dividing:

(a)	the sum of the First Tranche Sale Shares, the Second Tranche Sale Shares, the Third Tranche Sale Shares and any additional Shares issued to the Purchaser from the date of this Agreement until the time of the New Issue; by

(b)	the total number of Shares in issue at the time of the New Issue (other than those held in treasury);

“Purchaser” shall have the meaning set forth in the Recitals;

“Purchaser Directors” shall have the meaning set forth in Clause 6.1(c)(iii)(2);

“Purchaser Guarantor Warranties” means the warranties included in Schedule 4 (Purchaser Guarantor Warranties);

“Purchaser Warranties” means the warranties included in Schedule 3 (Purchaser Warranties);

“Purchaser’s Group” means the Purchaser and each of its Affiliates from time to time;

“Relevant Jurisdiction” means each of (i) Saudi Arabia; and (ii) Egypt;

“Relief” means any loss, allowance, credit, relief, deduction, exemption or set off in respect of, or taken into account, or capable of being taken into account, in the calculation of a liability to, Tax or any right to a repayment of Tax;

“Restricted Subscriber” means any person from time to time that, to the Seller's knowledge:

(a)	is, or in the last two years has been, in breach of Anti-Corruption Laws or AML Laws;

(b)	is, or in the last two years has been, a Sanctioned Person; or
(c)	is, or in the last two years has been, in breach of applicable Sanctions,

or any person that is an Affiliate of such a person;

“Sanctioned Country” means any country or territory that is the target of comprehensive, country-wide or territory-wide Sanctions, which as of the date of this Agreement, comprise Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called People’s Republics of Donetsk and Luhansk;

“Sanctioned Person” means any Person that is:

(a)	listed on, or owned or controlled (as such terms are defined by the relevant Sanctions Authority) (directly or indirectly) by one or more Persons identified on, or acting on behalf of a Person identified on, any Sanctions list;

(b)	resident, operating, located, or organized in, or owned or controlled (directly or indirectly) by, or acting on behalf of, a Person which is a resident, located in or organized under the laws of a Sanctioned Country;

(c)	a government of, or owned or controlled (directly or indirectly) by, or acting on behalf of, a Sanctioned Country; or

(d)	otherwise a target of Sanctions (“target of Sanctions” signifying a Person with whom a Person subject to the jurisdiction of a Sanctions Authority would be prohibited or restricted by that Sanctions Authority from engaging in trade, business, or other activities);

“Sanctions” means individually and collectively, any and all applicable economic or financial sanctions, trade restrictions, or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority;

“Sanctions Authority” means:

(a)	the government of the United States, including the Office of Foreign Asset Control (OFAC), the U.S. Department of State, the U.S. Department of Commerce, and any other governmental authority of the United States;

(b)	the United Nations;

(c)	the European Union or any European Union member state;

(d)	the United Kingdom; or

(e)	any other governmental authority that administers enacts, or enforces economic, financial, or trade sanctions laws, regulations, embargoes, or restrictive measures;

“Scheduled Completion Date” shall have the meaning set forth in Clause 6.4(a);

“Second Completion” means completion of the sale and purchase of the Second Tranche Sale Shares in accordance with the terms of this Agreement;

“Second Completion Consideration” shall have the meaning set forth in Clause 3.2;

“Second Completion Date” means 31 March 2026;

“Second Tranche Sale Shares” means 1,900,118 Ordinary Shares representing 11.27% of the Company's issued share capital (on a fully diluted basis) as at the date of this Agreement;

“Securities” means, together, the Debt Securities and Shares;

“Seller” shall have the meaning set forth in the Recitals;

“Seller Business Warranties” means the warranties set out in Part 2 of Schedule 2 (Seller Warranties) other than the Seller Tax Warranties and “Seller Business Warranty” means any of them;

“Seller Fundamental Warranties” means the warranties set out in Part 1 of Schedule 2 (Seller Warranties) and “Seller Fundamental Warranty” means any of them;

“Seller Tax Warranties” means the warranties set out in paragraph 19 of Part 2 of Schedule 2 (Seller Warranties) and “Seller Tax Warranty” means any of them;

“Seller Warranties” means the Seller Fundamental Warranties, Seller Tax Warranties and Seller Business Warranties;

“Seller’s Account” means the bank account with the details set forth in Schedule 6, or such other bank account that has been notified to the Purchaser as being the “Seller’s Account” from time to time not less than 5 Business Days prior to the relevant payment date;

“Seller’s Group” means the Seller and each of its Affiliates from time to time;

“Shareholders’ Agreement” means the shareholders’ agreement in the agreed form to be entered into at First Completion between the Seller, the Purchaser and the Company;

“Shares” means the Ordinary Shares and any other shares of any class or series of capital stock or series of any securities (other than Debt Securities) or rights convertible into or exercisable or exchangeable for shares of any class or series of capital stock (or which are convertible into or exercisable or exchangeable for any security which is, in turn, convertible into or exercisable or exchangeable for shares of any class or series of capital stock) of the Company, in each case having the rights and being subject to the restrictions set out in this Agreement and the Transaction Documents, the Option Agreement and “Share” means any one of them;

“Streaming Business” means the online digital streaming service known as “OSN+” directly owned and operated by Anghami and which allows users in the Middle East and North Africa to stream a range of movies, series, and made-for-television content over the internet to certain internet connected devices located in the Middle East and North Africa;

“Tax” means any form of tax and any duty, levy, withholding, contribution, impost or tariff in the nature of tax, together with all related penalties, fines, surcharges and interest;

“Tax Authority” means any governmental or other authority in any jurisdiction competent to impose Tax or responsible for the administration and/or collection of Tax or enforcement of any law in relation to Tax;

“Tax Return” means any return, declaration, report, estimate, claim for refund, information return or statement (including estimated returns and withholding returns), filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of any Tax (including any schedules or attachments with thereto and any amendments thereof).

“Third Completion” means completion of the sale and purchase of the Third Tranche Sale Shares in accordance with the terms of this Agreement;

“Third Completion Consideration” shall have the meaning set forth in Clause 3.3;

“Third Completion Date” means 31 March 2027;

“Third Tranche Sale Shares” means 1,900,118 Ordinary Shares representing 11.28% of the Company's issued share capital (on a fully diluted basis) as at the date of this Agreement;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Shareholders’ Agreement and the New Articles;

“Treasury Regulation” means the United States Treasury regulations promulgated under the Code;

“VAT” means:

a)	in the United Kingdom, the value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto;

b)	in any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto; and

in relation to any other jurisdiction, the equivalent or other similar goods and services, sales or value added Tax in that jurisdiction;

“Warranties” means the Seller Warranties or the Purchaser Warranties (as applicable); and

“WBD Competitor” means (i) the Walt Disney Company, Paramount Pictures, Sony Pictures, Universal Pictures, Comcast, Netflix, Apple, Google and Amazon (or their applicable Affiliates or successors to the whole of their business) operating either: (a) directly; or (b) through local Affiliates; and (ii) any new international studios, networks, platforms or content providers that license and/or aggregate content for distribution or distribute content directly, including through streaming services owned and operated either: (a) directly; or (b) through local Affiliates, that are of substantially similar global size and presence as those listed in (i).

1.2	In this Agreement, unless the context otherwise requires:

(a)	the expression “in the agreed form” means in the form agreed between the Purchaser and the Seller and exchanged by email and confirmed as agreed for these purposes, on or before the date of this Agreement except as otherwise specified;

(b)	any reference to “writing” or “written” means any method of reproducing words in a legible and non-transitory form (including email unless expressly excluded);

(c)	references to “include” or “including” are to be construed without limitation;

(d)	references to a “company”, “holding company”, “subsidiary”, “parent undertaking” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the Companies Act 2006 (provided that where a holding company creates security over the shares of a subsidiary, that subsidiary shall be deemed not to cease being a subsidiary of the holding company solely as a result of the creation of that security);

(e)	references to a “person” include any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority or other body or entity (whether or not having separate legal personality);

(f)	references to “costs” and “expenses” shall, unless otherwise expressly provided, exclude any part thereof that comprises VAT which a person (or a member of that person’s group for VAT purposes) is entitled to recover (whether by credit, repayment or otherwise);

(g)	references to recitals, Clauses, paragraphs and Schedules are (unless the context otherwise requires) to recitals, clauses and paragraphs of and schedules to, this Agreement. The Schedules form part of this Agreement;

(h)	references to any document are to it as amended or restated from time to time;

(i)	references to any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any subordinate legislation made under the relevant statute or statutory provision, except to the extent that any amendment, consolidation or replacement would increase or extend the liability of any Party under this Agreement;

(j)	references to any English legal term for any action, remedy, method of financial proceedings, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(k)	references to times of day are to Dubai time unless otherwise stated;

(l)	a reference to “$”, “US$”, “USD” or “dollars” shall be construed as a reference to the lawful currency for the time being of the United States of America;

(m)	words in the singular include the plural and vice versa and a reference to any gender includes all other genders; and

(n)	the expression “procure”, where used in the context of a Party, means that the relevant Party undertakes to exercise all powers, rights and resources available to it, whether as a shareholder or as a director (subject to any applicable fiduciary duties), so as to procure, so far as it is lawfully able, compliance with that obligation.

1.3	If any of the Seller Warranties are expressed to be given subject to the Seller's knowledge, or words to that effect, such knowledge shall be interpreted to mean only those facts, matters and circumstances of which the Seller:

(a)	is actually aware; or

(b)	in respect of matters relating to the period from (and including) 1 April 2024, would have been aware had due and careful enquiries been made of:

(i)	with respect to all Seller Warranties:

(1)	Joseph El Kawkabani, CEO of OSN;

(2)	Laura Herbin, CFO of Anghami;

(3)	Fiona Robertson, General Counsel of OSN;

(4)	Chris Thompson, Legal Consultant at OSN;

(5)	Elias Habib, CEO of Anghami; and

(6)	Lama Saad, Legal Counsel at Anghami;

(ii)	with respect to the Seller Business Warranties listed in paragraphs 14 (Anti-Corruption and AML Laws and Prohibited Payments), 15 (Sanctions), 17 (Employees) and 18 (Benefits), Kriszti Ghunaim, Chief Human Resources Officer at Anghami; and

(iii)	with respect to the Seller Tax Warranties, Abdul Hameed, Group Head of Tax at OSN.

1.4	The headings in this Agreement do not affect its interpretation.

1.5	References to a number of shares or a percentage interest in the share capital of any entity shall be deemed to be references to such number of shares or such percentage interest as adjusted for any reorganisation of the share capital of the relevant entity, stock-split, share subdivision, share consolidation, merger, reduction of capital or any other corporate action with a similar effect after the date of this Agreement.

2.	Sale and Purchase

2.1	Subject to Clauses 5 and 6, on:

(a)	the First Completion Date, the Seller shall sell and transfer to the Purchaser, and the Purchaser shall purchase from the Seller, the First Tranche Sale Shares;

(b)	the Second Completion Date, the Seller shall sell and transfer to the Purchaser, and the Purchaser shall purchase from the Seller, the Second Tranche Sale Shares; and

(c)	the Third Completion Date, the Seller shall sell and transfer to the Purchaser, and the Purchaser shall purchase from the Seller, the Third Tranche Sale Shares,

in each case with full title guarantee and together with all rights, title and interest attaching to them, free and clear of all Encumbrances.

3.	Consideration

3.1	In consideration for the transfer pursuant to this Agreement by the Seller to the Purchaser of the First Tranche Sale Shares, on the First Completion Date the Purchaser shall pay to the Seller at the Seller’s Account, and the Seller shall accept, an amount in cash in immediately available funds equal to US$ 19,000,000 (the “First Completion Consideration”).

3.2	In consideration for the transfer pursuant to this Agreement by the Seller to the Purchaser of the Second Tranche Sale Shares, on the Second Completion Date the Purchaser shall pay to the Seller at the Seller’s Account, and the Seller shall accept, an amount in cash in immediately available funds equal to US$ 19,000,000 (the “Second Completion Consideration”).

3.3	In consideration for the transfer pursuant to this Agreement by the Seller to the Purchaser of the Third Tranche Sale Shares, on the Third Completion Date the Purchaser shall pay to the Seller at the Seller’s Account, and the Seller shall accept, an amount in cash in immediately available funds equal to US$ 19,000,000 (the “Third Completion Consideration”).

3.4	The Consideration payable to the Seller pursuant to this Clause 3 shall be deemed to be reduced by the aggregate amount (if any) paid by the Seller to the Purchaser pursuant to a Claim.

4.	Conduct of Business Prior to First Completion

4.1	Subject to Clause 4.2, from (and including) the date of this Agreement until (and including) First Completion, the Seller will comply with the provisions of Schedule 1 (Conduct of Business Prior to First Completion).

4.2	Clause 4.1 above does not apply in respect of and shall not operate so as to restrict or prevent:

(a)	any matter expressly required by, agreed pursuant to, or necessary for performance of, this Agreement, the Option Agreement or the Transaction Documents (including necessary for First Completion, Second Completion or Third Completion) and undertaken in accordance with this Agreement, the Option Agreement or the Transaction Documents;

(b)	any matter contemplated by the Convertible Note Purchase Agreement, including a share capital increase in the Company or Anghami necessary to effect the transactions contemplated thereby;

(c)	effecting or implementing (or taking any steps required to so effect or implement) the Minority Buyout, if any; provided that, prior to the Call Option Lapse Date, the Seller shall consult with the Purchaser in good faith and consider (acting reasonably) the Purchaser's reasonable comments on the transaction documents and process with respect to the Minority Buyout;

(d)	effecting or implementing (or taking any steps required to so effect or implement) the Music Business Carve-Out, if any; provided that:

(i)	prior written consent from the Purchaser will be required if the Company or any member of the Anghami Group, as a result of the Music Business Carve-Out, enters into any arrangement or agreement (including transitional services agreements) pursuant to which the Company or any member of the Anghami Group will provide support (operational or otherwise) in respect of the Music Business to the extent any such arrangement or agreement could be in place for more than twelve (12) months after the Call Option Completion Date;

(ii)	the Music Business Carve-Out is effected on arms’ length terms (it being agreed that any arrangement or agreement (including transitional services agreements) pursuant to which the Company or any member of the Anghami Group will provide support (operational or otherwise) in respect of the Music Business on a pass-through of costs basis shall be considered as arms' length terms for the purpose of costs); and

(iii)	the Music Business Carve-Out is implemented in such a way that it does not have a material detrimental tax impact to the rest of the Group's business as a whole;

(e)	any matter required to comply with Applicable Law (including a reverse stock split) or required by any Governmental Authority (including any Competition Authority);

(f)	any transaction that involves funding from the Seller to the Company and/or the Company or a Group Company to Anghami to the extent expressly permitted by, and undertaken in accordance with, the provisions of clause 9 of the Shareholders’ Agreement as though the provisions of such clause are in full force and effect as at the date of such a transaction; and

(g)	any matter, subject to compliance with the applicable antitrust laws, consented to in writing and in advance by the Purchaser.

5.	Conditions Precedent to First Completion

5.1	The obligations of each of the Seller and the Purchaser to proceed to completion of the sale and purchase of the First Tranche Sale Shares pursuant to this Agreement are conditional upon the following conditions precedent:

(a)	in so far as First Completion, Second Completion and/or Third Completion (either individually or when taken as a whole) requires to be notified to any Competition Authority such that, without such filing, submission or notification, First Completion, Second Completion and/or Third Completion would be unlawful or otherwise prohibited or restricted under the Applicable Laws of that jurisdiction:

(i)	all consents and approvals of any such Competition Authority having been obtained either unconditionally or, on terms satisfactory to the Purchaser, acting reasonably and in good faith and having regard to its obligation under Clause 5.4; and

(ii)	all applicable mandatory waiting periods in connection with any such filings, submissions or notifications having expired or been terminated; and

(b)	no order or judgment (whether temporary, preliminary or permanent) of any Governmental Authority having been issued or made prior to First Completion which has the effect of making unlawful or otherwise prohibiting or restricting the transfer of the First Tranche Sale Shares to the Purchaser,

(together, the “Conditions”).

5.2	Each Condition may only be waived (if permissible) by agreement in writing between the Seller and the Purchaser, and only by both of them. Any waiver of any Condition shall not affect any Party’s right to compensation for liabilities incurred as a result of the other Party’s failure to comply with such Condition.

5.3	If any Party becomes aware of:

(a)	satisfaction of a Condition; or

(b)	any fact, matter or circumstance that is reasonably likely to lead to a Condition being unsatisfied or incapable of waiver,

that Party will promptly notify the other Party thereof.

5.4	The Purchaser undertakes to the Seller to use all its commercially reasonable endeavours to ensure that the Conditions are fulfilled as soon as possible after the date of this Agreement and, in any event, prior to the Longstop Date and, in particular, shall comply with its obligations in Clause 5.5.

5.5	In relation to the Conditions, the Purchaser shall:

(a)	subject to Applicable Law, be primarily responsible for preparing any filings, submissions or notifications required to be made to satisfy or fulfil the Conditions;

(b)	submit all appropriate filings, submissions or notifications, in consultation with the Seller, to the relevant Competition Authority as soon as reasonably practicable after the date of this Agreement;

(c)	provide all information which is requested or required by any such Competition Authority;

(d)	regularly review with the Seller the progress of any filings, submissions or notifications (including, where relevant, seeking to identify appropriate undertakings, commitments, remedies or similar measures to address any concerns identified by any Competition Authority); and

(e)	keep the Seller reasonably informed in respect of the same, including by providing the Seller (or advisers nominated by the Seller) with draft copies of all material submissions and material communications intended to be sent to a Competition Authority and allowing the Seller a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent, and providing the Seller (or such nominated advisers) with copies of all such submissions, written responses and communications in the form submitted, sent or received (save that business secrets and other confidential material may be redacted).

5.6	The Seller shall promptly provide the Purchaser and any relevant Competition Authority with any information and supporting documentation that is reasonably required for the purpose of making any filings, submissions and notifications (including for the purposes of responding to requests for further information).

5.7	If a request or communication is received by the Seller from a Competition Authority in relation to the Conditions, the Seller shall promptly notify the Purchaser (or advisers nominated by the Purchaser), allow a reasonable opportunity for the Purchaser to provide comments on any substantive submissions to be made to the Competition Authority in the context of such an approach before they are submitted or sent, and provide the Purchaser (or such nominated advisers) with copies of all such substantive submissions, written responses and communications in the form submitted, sent or received (save that business secrets and other confidential material may be redacted).

5.8	Subject to Clause 5.10, if one or more of the Conditions remains unsatisfied 10 (ten) Business Days prior to the Longstop Date and has not been waived (if permissible) on or before such time in accordance with this Agreement, the Parties shall, in good faith, engage in discussions to agree on an extension to the Longstop Date.

5.9	If the Parties, pursuant to Clause 5.7:

(a)	agree to extend the Longstop Date, the Longstop Date shall be extended by 10 (ten) Business Days (or such other period as agreed between the Parties) and references in this Clause 5 to the Longstop Date shall be read as the Longstop Date as extended; or

(b)	fail to agree an extension of the Longstop Date by 6.00 pm on the Longstop Date, the provisions of Clause 5.11 shall apply.

5.10	If one or more of the Conditions becomes impossible to satisfy before the Longstop Date and has not been waived (if permissible) within 5 Business Days of such Condition becoming impossible to satisfy, the provisions of Clause 5.11 shall apply.

5.11	This Clause 5.11 shall apply only in the circumstances referred to in Clauses 5.9(b) or 5.10, 6.4(b)(i) or 6.4(c). Where this Clause applies, this Agreement shall terminate and immediately cease to have effect, other than Clauses 1 (Interpretation), 9 (Limitations on Liability), 10 (Confidentiality and Announcements), 12 (Costs and Expenses), 14 (Assignment), 16 (Purchaser’s Payment Guarantee), 17 (Notices), 18 (Invalidity), 19 (Entire Agreement), 20 (Variation), 21 (No Waiver), 22 (Third Party Rights), 23 (Counterparts) and 24 (Governing Law and Submission to Jurisdiction) which, together with any accrued rights or liabilities of a Party in respect of damages for non-performance of any obligation under this Agreement falling due for performance prior to termination, shall survive such termination.

6.	Completions

6.1	Subject to satisfaction or waiver (if permissible) of the Conditions, the following actions shall take place on the date that is 10 Business Days after the Conditions have been satisfied or waived (or such other date as the Seller and the Purchaser may agree):

(a)	the Purchaser shall pay to the Seller the First Completion Consideration in accordance with Clause 3 and the Seller shall receive such amount to the Seller's Account;

(b)	the Purchaser shall deliver to the Seller:

(i)	a copy of the Shareholders’ Agreement duly executed by the Purchaser;

(ii)	a copy of the Option Agreement duly executed by the Purchaser;

(iii)	a copy of the side letter in the agreed form between the Purchaser, Gulf DTH FZ LLC and Discovery Communications Benelux B.V., duly executed by the Purchaser and Discovery Communications Benelux B.V.;

(iv)	a copy of the cost reimbursement letter in the agreed form between the Purchaser and OSN, duly executed by the Purchaser; and

(c)	the Seller shall deliver to the Purchaser:

(i)	a written confirmation signed by a duly authorised representative of the Seller that the Seller Fundamental Warranty at paragraph 1.4 of Part 1 of Schedule 2 (Seller Warranties) is true, accurate and not misleading as at the First Completion Date;

(ii)	a duly executed share transfer form in the in respect of the First Tranche Sale Shares, together with any share certificates relating to the First Tranche Sale Shares;

(iii)	unanimous written resolutions of the directors of the Company or minutes of a meeting of the board of directors of the Company approving:

(1)	the transfer of the First Tranche Sale Shares and, subject to the terms of this Agreement, the Second Tranche Sale Shares and the Third Tranche Sale Shares;

(2)	the appointment of the persons nominated by the Purchaser to the board of directors of the Company pursuant to clause 3.3(a) of the Shareholders' Agreement (the “Purchaser Directors”); and

(3)	instructions to the Company’s registered office to update the Company’s register of members to reflect the transfer of the First Tranche Sale Shares and, subject to the terms of this Agreement, the Second Tranche Sale Shares and the Third Tranche Sale Shares and the register of directors to reflect the appointment of the Purchaser Directors;

(iv)	a copy of the special resolution of the Company approving the adoption of the New Articles;

(v)	a copy of the Shareholders’ Agreement duly executed by the Seller and the Company; and

(vi)	a copy of the Option Agreement duly executed by the Seller;

(vii)	a copy of the Company's updated register of members reflecting the transfer of the First Tranche Sale Shares to the Purchaser;

(viii)	a copy of the Company's updated register of directors reflecting the appointment of the persons nominated by the Purchaser to the board of directors of the Company pursuant to clause 3.3(a) of the Shareholders' Agreement;

(ix)	a copy of board minutes of the Anghami board (i) appointing the Purchaser's nominee to the board of directors of Anghami, and (ii) adopting the Delegation of Authority;

(x)	a copy of the side letter in the agreed form between the Purchaser, Gulf DTH FZ LLC and Discovery Communications Benelux B.V., duly executed by Gulf DTH FZ LLC; and

(xi)	a copy of the cost reimbursement letter in the agreed form between the Purchaser and OSN, duly executed by OSN,

and First Completion shall be deemed to have occurred when the action in Clause 6.1 above has occurred (or, in the case of any item in Clause 6.1(c), has been waived by the Purchaser in writing to the Seller) (such date, the “First Completion Date”).

6.2	Subject to the occurrence of First Completion and the satisfaction or written waiver (if permissible) of the Condition set forth in Clause 5.1(b) in respect of Second Completion, the following actions shall take place on the Second Completion Date:

(a)	the Purchaser shall pay to the Seller the Second Completion Consideration in accordance with Clause 3 and the Seller shall receive such amount to the Seller's Account; and

(b)	the Seller shall deliver to the Purchaser:

(i)	a written confirmation signed by a duly authorised representative of the Seller that the Seller Fundamental Warranty at paragraph 1.4 of Part 1 of Schedule 2 (Seller Warranties), in so far as it applies to the Second Tranche Sale Shares, is true, accurate and not misleading as at the Second Completion Date;

(ii)	a duly executed share transfer form in respect of the Second Tranche Sale Shares, together with any share certificates relating to the Second Tranche Sale Shares; and

(iii)	a certified copy of the Company's updated register of members reflecting the transfer of the Second Tranche Sale Shares to the Purchaser,

and Second Completion shall be deemed to have occurred when the action in Clause 6.2 above has occurred (or, in the case of any item in Clause 6.2(b), has been waived by the Purchaser in writing to the Seller).

6.3	Subject to the occurrence of Second Completion and the satisfaction or written waiver (if permissible) of the Condition set forth in Clause 5.1(b) in respect of Third Completion, the following actions shall take place on the Third Completion Date:

(a)	the Purchaser shall pay to the Seller the Third Completion Consideration in accordance with Clause 3 and the Seller shall receive such amount to the Seller's Account; and

(b)	the Seller shall deliver to the Purchaser:

(i)	a written confirmation signed by a duly authorised representative of the Seller that the Seller Fundamental Warranty at paragraph 1.4 of Part 1 of Schedule 2 (Seller Warranties), in so far as it applies to the Third Tranche Sale Shares, is true, accurate and not misleading as at the Third Completion Date;

(ii)	a duly executed share transfer form in in respect of the Third Tranche Sale Shares, together with any share certificates relating to the Third Tranche Sale Shares; and

(iii)	a certified copy of the Company's updated register of members reflecting the transfer of the Third Tranche Sale Shares to the Purchaser,

and Third Completion shall be deemed to have occurred when the action in Clause 6.3 above has occurred (or, in the case of any item in Clause 6.3(b), has been waived by the Purchaser in writing to the Seller).

6.4	If either the Seller or the Purchaser is in breach of its respective obligations under Clause 6.1, 6.2 or 6.3 (as applicable):

(a)	on the date for which First Completion, Second Completion or Third Completion (as applicable) was scheduled (such date, the “Scheduled Completion Date”), the non-breaching Party shall postpone the Scheduled Completion Date by notice in writing to the other Party so that First Completion, Second Completion or Third Completion (as applicable) shall take place on the date which falls 10 Business Days after the Scheduled Completion Date (such date, the “Postponed Completion Date”);

(b)	on the Postponed Completion Date, if the applicable breaches have not been cured or waived by the non-breaching party, the non-breaching Party may, by notice in writing to the other Party:

(i)	terminate this Agreement and the provisions of Clause 5.11 shall apply; or

(ii)	further postpone First Completion, Second Completion or Third Completion (as applicable) one additional time so that First Completion, Second Completion or Third Completion (as applicable) shall, subject to Clause 6.4(c), take place on a later date to be notified in writing by the non-breaching Party to the other Party, provided that this date shall be no less than 10 Business Days following such notice (such later date, the “Further Postponed Completion Date”), and First Completion, Second Completion or Third Completion (as applicable) shall not take place on the Postponed Completion Date; and

(c)	where the non-breaching Party exercises its right pursuant to Clause 6.4(b)(ii), on the Further Postponed Completion Date, First Completion, Second Completion or Third Completion (as applicable) shall take place on such date if neither of the Parties are in breach of their obligations at such date or, if either Party is in breach, this Agreement shall terminate and the provisions of Clause 5.11 shall apply.

7.	New Issues of Securities

7.1	Subject to Clause 7.2, on any issue of Securities between the date of this Agreement and the Third Completion Date (the “New Securities”):

(a)	the Purchaser is entitled, but not obliged, to subscribe for its Pro-Rata Portion of Securities comprising the New Issue on the same terms and in the same proportions as any other persons participating in the New Issue; and

(b)	prior to the completion of such New Issue, the Seller shall procure that the Company shall notify the Purchaser in writing of its entitlement to its Pro-Rata Portion of Securities comprising the New Securities pursuant to Clause 7.1(a):

(i)	specifying the number and class of such New Securities to which it is entitled;

(ii)	confirming the purposes for which the proceeds of the New Issue are required (which must be one of the purposes specified in Clauses 7.1(b)(iii)(A) and (B));

(iii)	specifying the price per class of Security to be issued by the Company, which must be not lower than the look-through value of: (A) the ordinary shares of Anghami being acquired if the purpose for which the proceeds from the New Issue is to acquire additional ordinary shares of Anghami; or (B) the Securities to be issued by Anghami as at the date of the New Issue if the purpose for which the proceeds of the New Issue is to meet Anghami’s funding needs (the "Issue Floor"); and

(iv)	specifying the time (being not less than fifteen (15) Business Days, unless the circumstances specified in Clause 7.2 apply) within which the offer, if not accepted by notice in writing, will be deemed to be declined,

(the “Pre-Emption Notice”).

7.2	In circumstances where the Seller reasonably believes that the Company requires funding on an urgent basis, the Company shall deliver a Pre-Emption Notice to the Purchaser (which shall include the information set out in Clause 7.1, provided that the time within which the offer to participate in the proposed issue of New Securities at the same time as the Seller, if not accepted by notice in writing, will be deemed to be declined shall be not less than five (5) Business Days). To the extent that the Purchaser actually declines or is deemed to decline such Pre-Emption Notice, the Company shall issue the New Securities that were offered to the Purchaser to the Seller (an “Accelerated Issue”) and, subject to Clause 7.3, any rights of pre-emption for the Purchaser in respect of the Accelerated Issue shall be waived.

7.3	Following an Accelerated Issue:

(a)	the Purchaser is entitled, but not obliged, to purchase from the Seller (without regard to any pre-emption rights or rights of first offer) such number of each class of Securities comprising the New Securities (at the same price, on the same terms and in the same proportion of each class of New Securities as issued to the Seller in the Accelerated Issue) which would result in the Purchaser holding the Pro-Rata Portion it held immediately prior to the Accelerated Issue (the “New Issue Option”);

(b)	within twenty (20) Business Days following such Accelerated Issue, the Company shall notify the Purchaser in writing of its entitlement pursuant to Clause 7.3(a), specifying the number and class of Securities to which it is entitled to purchase from the Seller, the price per class of Security, and the time (being not less than ten (10) Business Days) within which the offer, if not accepted by notice in writing will be deemed to be declined; and

(c)	if the Purchaser elects to exercise a New Issue Option:

(i)	the Purchaser shall pay to the Seller the aggregate price for the Securities subject to the New Issue Option and the Seller shall receive such amount to the Seller's Account; and

(ii)	the Seller shall deliver to the Purchaser:

(1)	a duly executed share transfer form in respect of the Securities subject to the New Issue Option, together with any share certificates relating to the New Issue Option;

(2)	written resolutions of the directors of the Company or minutes of a meeting of the board of directors of the Company approving:

(A)	the transfer of the Securities subject to the New Issue Option; and

(B)	instructions to the Company’s registered office to update the Company’s register of members to reflect the transfer of the Securities subject to the New Issue Option; and

(3)	a certified copy of the updated register of members reflecting the transfer of the Securities subject to the New Issue Option.

7.4	If the Purchaser exercises its rights to subscribe for or acquire New Securities pursuant to this Clause 7 (New Issues of Securities), the Purchaser shall:

(a)	subject to (i) the satisfaction of the Seller’s obligations under this Clause 7, and (ii) Clause 7.5, be obliged to subscribe for or acquire, and fund such subscription or acquisition, in accordance with the timetable set out in Clauses 7.1 to 7.3 above;

(b)	subject to the satisfaction of the Purchaser’s obligations under this Clause 7, acquire or be issued with its relevant Securities fully paid and free and clear of all Encumbrances (other than as provided for in the Transaction Documents); and

(c)	as a condition to any subscription or acquisition (other than with consent from the Seller) be required to subscribe for or acquire the same proportion of its entitlement to each class of New Securities comprising the New Issue.

7.5	If the Purchaser exercises its rights to subscribe for or acquire New Securities pursuant to this Clause 7 prior to the First Completion Date, the Purchaser shall be obliged to subscribe for and fund such subscription or acquisition on the First Completion Date.

7.6	To the extent that the Purchaser declines, or is deemed to decline, an offer for all or part of its Pro-Rata Portion of New Securities in accordance with Clause 7.1(a), the board of directors of the Company shall deal with such declined New Securities as determined by it, provided that no New Securities may be issued to any Restricted Subscriber or WBD Competitor.

7.7	To the extent that the Purchaser does not exercise its rights to subscribe for or acquire New Securities pursuant to Clauses 7.1 to 7.4, at any time prior to the Third Completion Date, it may notify the Company within ten (10) Business Days of the date of the New Issue that it believes the subscription or acquisition price per class of Security is lower than the Issue Floor: (i) following which: (x) the Company shall promptly provide the calculations and supporting materials used in determining the price per class of Security; and (y) the Seller and the Purchaser shall seek to resolve the dispute amicably; and (ii) if not resolved within ten (10) Business Days of such discussion period, the Company shall refer the matter to the Independent Expert for determination and the provisions of Clauses 7.8 and 7.9 shall apply. In carrying out the determination: (A) the Independent Expert shall act as expert and not as arbitrator; and (B) the determination of the Independent Expert shall, except in the case of manifest error, be final and binding on the Company and the Purchaser.

7.8	If the Independent Expert determines that the relevant subscription or acquisition price per share is lower than the Issue Floor, the Seller shall, acting reasonably and in good faith, within ten (10)Business Days from the Independent Expert determination, transfer to the Purchaser or cause the Company to issue (as applicable) to the Purchaser such number of New Securities (rounded up to the nearest whole number) as is necessary to reflect the position which would have resulted had the New Securities been issued or acquired at the Issue Floor (assuming, for the purposes of such calculation, no corresponding adjustment to any subscription or acquisition amount funded with respect to the New Securities).

7.9	If the Independent Expert determines that the relevant subscription or acquisition price per share is not lower than the Issue Floor, the costs and expenses of the Independent Expert incurred to make his or her determination shall be borne by the Purchaser. If the Independent Expert determines that the relevant subscription or acquisition price per share is lower than the Issue Floor, the costs and expenses of the Independent Expert incurred to make his or her determination shall be borne by the Seller.

8.	Warranties

Seller Warranties

8.1	As of the date of this Agreement, the Seller Warranty set forth in paragraph 1.4 of Schedule 2 (Seller Warranties) shall be construed to be given in respect of the First Tranche Sale Shares, the Second Tranche Sale Shares and the Third Tranche Sale Shares.

8.2	The Seller warrants to the Purchaser as of the date of this Agreement and at the First Completion Date that each of the Seller Fundamental Warranties is true, accurate and not misleading.

8.3	The Seller warrants to the Purchaser at the Second Completion Date that each of the Seller Fundamental Warranties is true, accurate and not misleading, provided that any express or implied reference in the Seller Fundamental Warranties to the First Tranche Sale Shares shall be read as references to the Second Tranche Sale Shares.

8.4	The Seller warrants to the Purchaser at the Third Completion Date that each of the Seller Fundamental Warranties is true, accurate and not misleading, provided that any express or implied reference in the Seller Fundamental Warranties to the First Tranche Sale Shares shall be read as references to the Third Tranche Sale Shares.

8.5	The Seller warrants to the Purchaser as of the date of this Agreement that each of the Seller Business Warranties and Seller Tax Warranties is true, accurate and not misleading.

Purchaser Warranties

8.6	The Purchaser warrants to the Seller as of the date of this Agreement and at each of the First Completion Date, the Second Completion Date and the Third Completion Date that each of the Purchaser Warranties is true and accurate.

Purchaser Guarantor Warranties

8.7	The Purchaser Guarantor warrants to the Seller as of the date of this Agreement and at each of the First Completion Date, the Second Completion Date and the Third Completion Date that each of the Purchaser Guarantor Warranties is true and accurate.

9.	Limitations on Liability

The liability of the Seller in respect of the Warranties and any other Claim (if applicable) shall be limited or excluded, as the case may be, in the circumstances and to the extent set out in Schedule 5 (Limitations on Seller’s Liability).

10.	Confidentiality and Announcements

10.1	Announcements

No announcement or communication concerning the existence or provisions of this Agreement or any other Transaction Document shall be made or issued by or on behalf of any Party (as applicable) without the prior written approval of the Purchaser and the Seller (each such consent not to be unreasonably withheld or delayed). This shall not affect any announcement or communication required by:

(a)	Applicable Law;

(b)	a Governmental Authority (including any Competition Authority);

(c)	a court order;

(d)	the rules of any recognised stock exchange on which the shares of any Party or any member of the Purchaser’s Group or Seller’s Group is listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of that Party or a member of the Purchaser’s Group, Seller’s Group or Anghami); or

(e)	any contractual obligation,

but then only to the extent so required and, to the extent legally permitted to do so, the Party with an obligation to make an announcement or communication shall first seek to mutually agree the content of such announcement or communication before complying with such obligation.

Confidentiality

10.2	Subject to Clause 10.1 and Clause 10.3, from the date of this Agreement to the date falling 2 years following the date hereof:

(a)	each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into any Transaction Document which relates to:

(i)	the existence or the provisions of any Transaction Documents; or

(ii)	the negotiations relating to any Transaction Documents.

10.3	Clause 10.2 shall not prohibit disclosure or use of any information if and to the extent:

(a)	the disclosure or use is required to vest the full benefit of this Agreement in a Party;

(b)	the information is or becomes publicly available (other than by breach of this Agreement);

(c)	the Purchaser and the Seller have given prior written approval to the disclosure or use;

(d)	the information is independently developed after First Completion;

(e)	the disclosure or use is required by Applicable Law, any Governmental Authority (including any Competition Authority) or the rules of any recognised stock exchange on which the shares of any Party or any member of the Purchaser’s Group or Seller’s Group is listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of that Party or a member of the Purchaser’s Group, Seller’s Group or Anghami);

(f)	the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of any Transaction Document;

(g)	the disclosure is made to a Governmental Authority in connection with the Tax affairs of the disclosing Party or compliance with an applicable Tax reporting regime;

(h)	the disclosure is made by the Purchaser to any member of the Purchaser’s Group or by the Seller to any member of the Seller’s Group provided such person agrees to comply with the provisions of this Clause 10 in respect of such information as if it were a Party; or

(i)	the disclosure is made to professional advisers of any Party on a need to know basis provided that such person agrees to comply with the provisions of this Clause 10 in respect of such information as if it were a Party, provided that prior to disclosure or use of any information pursuant to Clause 10.3(e) and Clause 10.3(f), the Party concerned shall promptly notify (to the extent permitted by any Applicable Law), in the case of any of the Seller, the Purchaser and, in the case of the Purchaser, the Seller, of such requirement with a view to providing (if reasonably practicable to do so) the notified person with the opportunity to contest such disclosure or use or otherwise to agree to the timing and content of such disclosure or use.

11.	Tax Matters

11.1	Any and all stamp, transfer, registration or other similar Taxes (including any notarial fees) payable or chargeable in any jurisdiction in respect of the sale, transfer or acquisition of the First Tranche Sale Shares, Second Tranche Sale Shares or Third Tranche Sale Shares under this Agreement (including in each case, any related interest or penalties) (“Stamp Taxes”) shall be borne by the Purchaser. The Purchaser shall make or submit all returns, filings or other documentation to the applicable Governmental Authority in respect of any Stamp Taxes, including any supplementary filings (if applicable), within the requisite period provided by any Applicable Law.

11.2	The Seller shall not take any action that would prevent the Purchaser from making (or procuring the making of), and the Purchaser shall be permitted to make, an election pursuant to Section 338(g) of the Code, with respect to any Group Company.

12.	Costs and Expenses

Each Party shall pay its own costs and expenses in relation to the negotiation, preparation and execution of this Agreement and all other documents mentioned herein, including the costs and expenses incurred in relation to obtaining any consent of approval in connection with the Conditions, provided that the Purchaser shall be solely responsible for the applicable filing fees.

13.	Further Assurance

Each of the Parties severally undertakes to take all reasonable steps within their powers as any other Party from time to time reasonably require in order to secure to the other Parties the full benefit of this Agreement.

14.	Assignment

Except as otherwise expressly provided for in this Agreement no Party may assign, transfer, create an Encumbrance, declare a trust of or otherwise dispose of all or any part of its rights, benefits or obligations under this Agreement, save that the Purchaser may assign (in whole or in part) the benefit of this Agreement to any other member of the Purchaser’s Group provided that if such assignee ceases to be a member of the Purchaser’s Group all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Purchaser immediately before such cessation, provided further that, any such assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assignor would have been entitled and neither the Purchaser nor the Seller (as applicable) shall be under any greater obligation or liability than if such assignment had never occurred. Notwithstanding the foregoing, no assignment shall relieve the assigning party of any of its obligations hereunder.

15.	Payment

15.1	Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim and without any deduction or withholding (save as may be required by law, as otherwise agreed or as expressly provided for in this Agreement or any other Transaction Document).

15.2	If any Party is required by Applicable Law to make a deduction or withholding in respect of any sum payable under this Agreement (other than a payment by the Purchaser of the Consideration or any amount in respect of interest), it shall, at the same time as the sum which is the subject of the deduction or withholding is payable, make a payment to the recipient of such additional amount as shall be required to ensure that the net amount received by the recipient will equal the full amount which would have been received by it had no such deduction or withholding been required to make.

15.3	If any sum payable by one party to another party under a warranty or indemnity or other compensation obligation (an “Indemnity Obligation”) under this Agreement is subject to Tax in the hands of the payee (or would have been subject to Tax but for the availability of any Relief), then, except to the extent that the amount of such Tax has already been taken into account in determining the sum payable, the sum payable shall be increased by such amount as will ensure that the net sum received by the payee pursuant to that Indemnity Obligation, after deducting the amount of Tax that the payee is (or would have been) liable to pay will equal the full sum that the payee would have received had the sum so payable not been subject to Tax in the hands of the payee.

15.4	To the extent that any deduction, withholding or Tax is respect of which an additional amount has been paid under Clause 15.2 results in the payee or an Affiliate of the payee obtaining a Relief, the payee shall pay to the payer, within 10 Business Days of obtaining and utilising the benefit of the Relief, an amount equal to the lesser of the value of the Relief obtained and the additional sum paid under Clause 15.2.

15.5	If the Seller or the Purchaser defaults in the payment when due of any sum payable under any Transaction Document its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgement) at a rate per annum of 2% above the base rate from time to time of Barclays Bank PLC. Such interest shall accrue from day to day and shall be compounded monthly.

16.	Purchaser’s payment guarantee

16.1	In consideration of the Purchaser agreeing to purchase the First Tranche Sale Shares, the Second Tranche Sale Shares and the Third Tranche Sale Shares on the terms set out in this Agreement, the Purchaser Guarantor unconditionally and irrevocably:

(a)	guarantees to the Seller the payment when due of all amounts payable by the Purchaser under or pursuant to this Agreement; and

(b)	agrees that if and each time that the Purchaser defaults for any reason whatsoever in the performance of any payment obligation, commitment or undertaking with respect to the Consideration under this Agreement, the Purchaser Guarantor will on written request (without requiring the Seller first to take steps against the Purchaser or any other person) perform (or procure performance of) or satisfy (or procure satisfaction of), such payment obligation, commitment or undertaking with respect to the Consideration in regard to which such default has been made in the manner prescribed by this Agreement and as if it were the principal obligor in respect of such payment obligation, commitment or undertaking.

16.2	The guarantee given under this Clause 16 is a continuing guarantee and is to remain in force until all the payment obligations, commitments and undertakings of the Purchaser with respect to the Consideration under this Agreement have been performed or satisfied.

16.3	The Purchaser Guarantor’s obligations under this Agreement shall not be affected by any matter which but for this provision might operate to affect or prejudice those obligations, including:

(a)	any time or indulgence granted to, or composition with, the Purchaser;

(b)	any variation or change to the terms of this Agreement or any right, guarantee, remedy or security from or against the Purchaser; or

(c)	any unenforceability or invalidity of any obligation of the Purchaser, such that this Agreement shall be construed as if there were no such unenforceability or invalidity.

17.	Notices

17.1	Any notice or other communication to be given under or in connection with this Agreement (“Notice”) shall be in the English language in writing and signed by or on behalf of the Party giving it. A Notice may be delivered personally or sent by email, pre-paid recorded delivery or international courier to the address provided in Clause 17.3, and marked for the attention of the person specified in that Clause.

17.2	A Notice shall be deemed to have been received:

(a)	at the time of delivery if delivered personally or courier;

(b)	at the time of sending if sent by email; provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipients;

(c)	9.00 am 2 Business Days after the time and date of posting if sent by pre-paid recorded delivery; or

(d)	9.00 am 3 Business Days after the time and date of posting if sent by international courier,

provided that if deemed receipt of any Notice occurs after 5.00 pm or is not on a Business Day, deemed receipt of the Notice shall be 9.00 am on the next Business Day. References to time in this Clause 17.2 are to local time in the country of the addressee.

17.3	The addresses and emails for service of Notice are:

SELLER:

Name:                            OSN Streaming Holding Limited
Address:                       OSN Building Dubai Media City, Dubai, UAE
For the attention of    General Counsel

Email:                             [***]

PURCHASER:

Name:                            Dplay Entertainment Limited
Address:                       Chiswick Park Building 2, 566 Chiswick High Road, London, England, W4 5YB
For the attention of    Julian Pitcher and Pinar Solakoglu
Email:                             [***] and [***]

with a copy (which shall not itself constitute Notice) to Allen Overy Shearman Sterling LLP for the attention of Nick Withers ([***]) and Alex Skelton ([***]).

PURCHASER GUARANTOR:

Name:                            Discovery Communications, LLC
Address:                       Chiswick Park Building 2, 566 Chiswick High Road, London, England, W4 5YB
For the attention of    Julian Pitcher and Pinar Solakoglu
Email:                             [***] and [***]

with a copy (which shall not itself constitute Notice) to Allen Overy Shearman Sterling LLP for the attention of Nick Withers ([***]) and Alex Skelton ([***]).

17.4	A Party shall notify the other Parties of any change to its details in Clause 17.3 in accordance with the provisions of this Clause 17 provided that such notification shall only be effective on the later of the date specified in the notification and 5 Business Days after deemed receipt.

18.	Invalidity

18.1	If any provision in this Agreement is held to become or becomes illegal, invalid or unenforceable, in whole or in part, under the law of any jurisdiction, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

18.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 18.1 then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed severed from this Agreement. The remaining provisions will, subject to any deletion or modification made under Clause 18.1, not be affected, remain in full force in that jurisdiction and all provisions shall continue in full force in any other jurisdiction.

19.	Entire Agreement

19.1	This Agreement together with any other documents referred to in it, constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and the Transaction Documents at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

19.2	Each Party acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty, undertaking, covenant, statement or assurance (whether contractual or otherwise) not expressly incorporated into it.

19.3	Subject to Clause 5, a Party’s only right or remedy in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or that Transaction Document and no Party shall have any right or remedy in respect of misrepresentation (whether negligent or innocent and whether made prior to and/or in this Agreement).

19.4	Nothing in this Clause 19 limits or excludes any liability for fraud.

20.	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of the Purchaser and the Seller.

21.	No Waiver

21.1	No waiver of any right under this Agreement or any other Transaction Document shall be effective unless in writing. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances for which it is given.

21.2	No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

21.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

22.	Third Party Rights

22.1	This Agreement is made for the benefit of the Parties and their successors and is not intended to benefit any other person, and no other person shall have any right to enforce any of its terms.

22.2	The Purchaser and the Seller may amend or vary this Agreement in accordance with its terms without the consent of any other person.

23.	Counterparts

This Agreement shall be effective when each Party has executed a counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

24.	Governing Law and Submission to Jurisdiction

24.1	This Agreement (and the other Transaction Documents which are not expressed to be governed by another law) and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with the laws of England and Wales.

24.2	Each of the Parties irrevocably agrees that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the other Transaction Documents and that accordingly any proceedings arising out of or in connection with this Agreement and the other Transaction Documents shall be brought in such courts. Each of the Parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

24.3	Each of the Parties agrees that in the event of any action between any of the Parties being commenced in respect of this Agreement or any matters arising under it, the process by which it is commenced (where consistent with the applicable court rules) may be served on them in accordance with Clause 17 (Notices).

In witness whereof this Agreement has been entered into on the date first above written.

[Signature Page Follows]

THE SELLER

OSN STREAMING HOLDING LIMITED

by	/s/ Fiona Robertson
Name:	Fiona Robertson
Title:	Authorised Signatory

by	/s/ Joseph El Kawkabani
Name:	Joseph El Kawkabani
Title:	Authorised Signatory

[Signature page to SPA]

THE PURCHASER

EXECUTED for and on behalf of

DPLAY ENTERTAINMENT LIMITED

by	/s/ Roanne Weekes
Name:	Roanne Weekes
Title:	SVP Finance

[Signature page to SPA]

THE PURCHASER’S GUARANTOR

EXECUTED for and on behalf of

DISCOVERY COMMUNICATIONS, LLC

by	/s/ Fraser Woodford
Name:	Fraser Woodford
Title:	EVP & Treasurer

[Signature page to SPA]

Schedule 1
Conduct of Business Prior to First Completion

1.1            The Seller shall not:

(a)	sell or otherwise dispose of any of the Shares, provided that, for the avoidance of doubt, the Seller shall not be prevented from implementing any sale or disposal for which the Purchaser has given consent in accordance with Clause 4.2(g);

(b)	liquidate (or take any steps to wind up or dissolve) the Company;

(c)	cause the Company to trade, carry on any business, effect any transaction or corporate action, own any assets or incur any liabilities other than:

(i)	holding the Anghami Shares and conducting activities related to, or reasonably incidental to, the maintenance of the Company’s corporate existence;

(ii)	voting (or causing to be voted), in person or by proxy, the Anghami Shares at any general meeting of Anghami;

(iii)	general administration activities including those relating to overhead costs and paying filing fees and other ordinary course expenses (such as audit fees and Tax), to include the fulfilment of any periodic reporting requirements; and

(iv)	ownership of cash or cash equivalents for the purposes of paragraphs (i) (including in respect of receipt of dividends on the Anghami Shares) and/or (iii); or

(d)	agree to do any of the foregoing.

1.2	The Seller (including through the exercise of its voting rights in the Company) shall ensure that the Company does not:

(a)	sell or otherwise dispose of any Anghami Shares;

(b)	grant any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) in respect of any Anghami Shares; or

(c)	create or grant any Encumbrance on, over or affecting any of the Anghami Shares.

1.3	The Seller (including through the exercise of its voting rights in the Company) shall (i) not do anything to cause the Company to, and (ii) do anything reasonably possible to prevent Anghami from taking any action to:

(a)	make or permit any material change in the nature or scope of the Group or any Group Company’s business, including (i) the commencement of any material new business which is not ancillary to or incidental to the business of the Group, (ii) the cessation of the whole or a substantial part of the business of the Group, or (iii) the commencement of any new business by the Group in any of the territories that the Streaming Business operates in as at the date hereof;

(b)	expand, develop or evolve the Group or carry on the Group’s business, other than through the Company or a wholly-owned subsidiary undertaking of the Company;

(c)	amend any provision of the Articles, constitutional documents of any other Group Company or the Delegation of Authority (in each case save as may be necessary to comply with Applicable Laws);

(d)	propose to vary, modify, aggregate or cancel the rights attaching to any class of Shares;

(e)	approve or make material changes to the Group’s policies with respect to Compliance Measures;

(f)	give notice of or propose any resolution to wind up any material Group Company, file or make any petition, application or notice for the appointment or intended appointment of an administrator or liquidator or provisional liquidator, restructuring officer, or invite any person to appoint an administrative receiver or administrator, or do anything similar or analogous to such matters in any other jurisdiction;

(g)	adopt the audited accounts of the Company and the audited consolidated accounts of the Group;

(h)	change the Group’s Auditors unless they shall at their own insistence resign or not seek re-appointment (in which event no new appointment shall be made without consent of the Purchaser) or agree any reduction of any cap on the liability of the Auditors;

(i)	change any Group Company’s accounting reference date or (save as may be necessary to comply with Applicable Law or changes in statements of standard accounting practice) or materially amend its accounting policies;

(j)	change the residence of any Group Company for tax purposes or establish a branch or permanent establishment for any Tax purposes in a jurisdiction other than its jurisdiction of incorporation;

(k)	retract, disclaim or amend any Tax Return, claim, election, surrender or other document which has been submitted or notified to a Tax Authority;

(l)	consent to any extension or waiver of a limitation period relating to Tax, or commence, settle or compromise any material audit, enquiry, assessment, dispute or litigation relating to Tax with any Tax Authority;

(m)	become a member of or cease to belong to, or change (or consent to any change to) any terms on which it belongs to, any Tax or fiscal group or unity or similar arrangement;

(n)	acquire any business or undertaking (or a material part thereof)or sell, transfer, license or otherwise dispose of or in any way cease to exercise control over (whether by one transaction or a series of transactions and whether at one time or over a period of time) the whole or any substantial part of its business, undertaking or assets (including Intellectual Property Rights);

(o)	enter into any joint venture, partnership or other arrangement (in each case which involves the formation of corporate entity, as opposed to being purely commercial or contractual in nature) whereby its profits may be shared or establish or vary the terms of any profit related scheme of any kind whatsoever and the grant of any awards under any profit related schemes;

(p)	redeem, repurchase or reorganise the share capital of a Group Company by way of reduction of capital, buy-back or redemption of shares, conversion of shares from one class to another or the consolidation, subdivision or splitting of shares or the redemption of any other securities or loan capital of a Group Company;

(q)	enter into a transaction with the Seller or any of its Affiliates (other than any Anghami Group Company) or make any material amendments to any agreement with the Seller or any of its Affiliates (other than any Anghami Group Company), except (i) to extend the term of any such existing agreement in accordance with its terms; or (ii) to provide further funding to a Group Company provided that the Seller shall comply with the provisions of clause 9 of the Shareholders’ Agreement as though those provisions were in full force and effect as at the date of such a transaction;

(r)	enter into any guarantee, indemnity or other agreement to secure any obligation of any third party or any member of the Seller’s Group (other than any Anghami Group Company);

(s)	create, allot or issue any new shares or other securities (including debt securities) of a Group Company (other than the Company), or grant any option or right to subscribe for any shares or other securities of a Group Company (other than the Company), to any person other than a Group Company, except where the Company participates on a pro rata basis;

(t)	materially amend the Company’s distribution policy or any declaration, distribution or payment of any dividends or distributions outside of that distribution policy; or

(u)	enter into any agreement, commitment or arrangement to do any of the foregoing,

provided that, in each case, the foregoing restrictions will not restrict the Company from entering into or carrying on activities in the ordinary course of business and in a manner consistent with past practice solely to the extent necessary to maintain its existence and function as a holding company of the Anghami Shares.

1.4	The Seller shall (and the Seller shall procure that (i) the Company shall, and (ii) the Company shall direct Anghami to):

(a)	comply with all applicable Anti-Corruption Laws, AML Laws and Sanctions;

(b)	not, directly or indirectly, provide or offer any money, donations, gifts, other benefits, or anything else of value to any Government Official or other person, or authorize the taking of any such action, for the purpose of influencing any act of or gaining any improper business advantage from such Government Official;

(c)	not engage, employ, retain or pay any person or entity to provide consulting, lobbying, facilitation or similar professional services involving contact with any Government Official or anyone who is reasonably likely to be involved in interacting with any Government Official, except to the extent any such contact or interaction is in full compliance with all applicable Anti-Corruption Laws, AML Laws and Sanctions, and the Company’s compliance policies and procedures;

(d)	promptly notify the Purchaser of any claim, allegation or investigation relating to applicable Anti-Corruption Laws, AML Laws or Sanctions made against the Seller by a Governmental Authority;

(e)	not, directly or knowingly indirectly, transact any business with, provide any services to or receive any services from, or otherwise act for the benefit of, any Sanctioned Person;

(f)	in the event that (i) any formal or informal engagement between Seller and a Sanctioned Person is identified, or (ii) the Seller itself becomes the target of or subject to any Sanctions (whether directly or as a matter of law), promptly notify the Purchaser of this, and in such circumstances the Purchaser may, in its sole discretion, immediately (without notice) suspend or terminate this Agreement, without limiting any other right, without liability; and

(g)	consult, and work together, with the Purchaser in good faith in respect of any actions reasonably necessary to ensure material compliance by the Group Companies with Applicable Laws in line with best practice.

1.5              The Seller’s Group shall:

(a)	take steps to ensure that all privacy notices and privacy policies made available to, or accessible by, (i) the public, customers or potential customers of the Group, or (ii) employees or contractors are updated to comply with any material updates in Data Protection Law, to the extent applicable to the Group;

(b)	take steps to remediate any gaps in the Group’s compliance with Data Protection Law identified during the Group’s ongoing data protection assessment process; and

(c)	ensure that no member of the Group shall abandon, fail to renew, permit to lapse (other than the expiration of such Intellectual Property Rights at the end of their statutory term and as part of business as usual portfolio analysis) or cancel any of the Intellectual Property Rights owned by the Group that are material to the conduct of the business of the Group.